

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

November 18, 2009

Rene Schena
Chairman and Chief Executive Officer
Arrayit Corporation
524 East Weddell Drive
Sunnyvale, CA 94089

> **Re:** **Arrayit Corporation**
> **Definitive Information Statement on Schedule 14C**
> **Filed November 18, 2009**
> **File No. 001-16381**

Dear Ms. Schena:

We have completed our review of your filing and have no further comments at this time.

Sincerely,

/s Kathleen Krebs, for
Larry Spirgel
Assistant Director

cc: Sonfield & Sonfield
Via facsimile to (713) 877-1547